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                         Burns, Philp & Company Limited
                            Level 23, 56 Pitt Street
                           Sydney, NSW 2000 Australia





                                                     July 14, 2003






United States Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

             Re: Deutsche Hefewerke GmbH & Co. oHG

                 Request for Withdrawal of Registration Statement on Form F-4 in respect of above-captioned co-registrant Registration No. 333-98141

Ladies and Gentlemen:

     Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, we hereby request the withdrawal of the registration statement on Form F-4 (file No. 333-98141) (the "Registration Statement"), for the above-captioned co-registrant, a former subsidiary (the "Former Subsidiary") of Burns, Philp & Company Limited ("Parent"). The Registration Statement, which relates to the registration of the 9 3/4% Series B Senior Subordinated Notes due 2012 (the "Notes") of Burns Philp Capital Pty Limited ("Issuer"), a subsidiary of Parent, was filed with the Securities and Exchange Commission on August 9, 2002. At the time the Registration Statement was filed, the Former Subsidiary was a subsidiary of Parent and a guarantor, together with Parent, of the Issuer's obligations under the Notes and therefore a co-registrant. However, subsequent to such date, the Former Subsidiary has been dissolved and is no longer a guarantor of the Notes. No securities have been sold by such Former Subsidiary pursuant to the Registration Statement. Therefore, we request that the Registration Statement be withdrawn in respect of the above-captioned co-registrant only. All other co-registrants remain guarantors of the Notes and should not be withdrawn. The primary obligor on the Notes, namely the Issuer, also remains and should not be withdrawn.


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United States Securities and Exchange Commission
July 14, 2003
Page 2



                              Sincerely,

                              BURNS, PHILP & COMPANY LIMITED





                              By: /s/ Helen Golding
                                 ............................
                                 Helen Golding
                                  Company Secretary &
                                    Group Legal Counsel






cc: Messrs. H. Roger Schwall
            Alex Shukhman

            United States Securities
              and Exchange Commission